Exhibit 99.1

 SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

1994 UK SHARESAVE SCHEME

3. Period of return:

From	1 JANUARY 2005	To	30 JUNE 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,630,979

5. Number of shares issued / allotted under scheme during period:

254,949

6. Balance under scheme not yet issued / allotted at end of period

1,376,030

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 3,000,000, £1 ORDINARY SHARES ON 9 JUNE 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,487,150

Contact for queries

Name	ADAM WETLEY

Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN

Telephone	020 7009 5052

Person making the return

Name	ADAM WESTLEY

Position	ASSISTANT COMPANY SECRETARY

 SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

ICI EXECUTIVE SHARE OPTION SCHEME 2004

3. Period of return:

From	1 JANUARY 2005	To	30 JUNE 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

830,000

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

830,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 830,000 £1 ORDINARY SHARES ON 12 JULY 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,487,150

Contact for queries

Name	ADAM WESTLEY

Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN

Telephone	020 7009 5052

Person making the return

Name	ADAM WESTLEY

Position	ASSISTANT COMPANY SECRETARY